FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 3 June, 2020

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö    Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ____    No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Summary of the resolutions adopted in the Annual General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on 2nd June 2020, at 15:00 (Central European Time).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 June, 2020

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Summary of the resolutions adopted in the Annual General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on 2nd June 2020 at 15:00 (Central European Time)

1.	Consideration of the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2019, and on the annual accounts as at 31st December 2019, and of the external auditors’ reports on such consolidated financial statements and annual accounts.

The Meeting resolved to acknowledge the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2019, and on the Company’s annual accounts as at 31st December 2019, and the external auditors’ reports on such consolidated financial statements and annual accounts.

2.	Approval of the Company’s consolidated financial statements as of and for the year ended 31st December 2019.

The Meeting resolved to approve the Company’s consolidated financial statements as of and for the year ended 31st December 2019.

3.	Approval of the Company’s annual accounts as at 31st December 2019.

The Meeting resolved to approve the Company’s annual accounts as at 31st December 2019.

4.	Allocation of results and approval of dividend for the year ended 31st December 2019.

The Meeting resolved (i) to approve the interim dividend of US$0.13 per share (US$0.26 per ADS), or approximately US$153 million, which was approved by the Board of Directors on 30th October 2019, and paid to shareholders and ADR holders on or around 20th November 2019 out of the Company’s retained earnings account; and (ii) to approve that the loss of the year ended 31st December 2019, be absorbed by the Company’s retained earnings account.

5.	Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended 31st December 2019.

The Meeting resolved to discharge all those who were members of the Board of Directors throughout the year ended 31st December 2019, from any liability in connection with the management of the Company’s affairs during such year.

6.	Election of the members of the Board of Directors.

The Meeting resolved to (i) increase the number of members of the Board of Directors to twelve; (ii) appoint Mr. Simon Ayat to the Board of Directors; (iii) re-appoint Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Mr. Yves Speeckaert, Ms. Mónica Tiuba, Mr. Amadeo Vázquez y Vázquez and Mr. Guillermo Vogel to the Board of Directors; each of the persons appointed and re-appointed, respectively, in (ii) and (iii) above to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2020 annual accounts.

7.	Approval of the Company’s compensation policy applicable to the members of the Board of Directors and the Chief Executive Officer.

The Meeting resolved to approve the Compensation Policy of the Company, which sets forth the principles and guidelines for purposes of determining the compensation payable to the members of the Board of Directors and the Company’s chief executive officer. In addition, the Meeting resolved to approve that (i) each of the members of the Board of Directors receive an amount of US$97,750, as compensation for his/her services during the fiscal year 2020; (ii) each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$46,750; and (iii) the chairman of the Audit Committee receive, further, an additional fee of US$8,500. In all cases, the approved compensation will be net of any Luxembourg social security charges, to the extent applicable.

8.	Approval of the Company’s compensation report for the year ended 31st December 2019.

The Meeting resolved to approve the Compensation Report of the Company, which sets forth the compensation paid or payable to the members of the Board of Directors and the Company’s chief executive officer, for the performance of their duties during the year ended 31st December 2019.

9.	Appointment of the external auditors for the fiscal year ending 31st December 2020, and approval of their fees.

The Meeting resolved to (i) appoint PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé, as the Company’s external auditors for the fiscal year ending 31st December 2020, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2020 annual accounts; (ii) approve the external auditors’ fees for audit, audit-related, tax compliance and tax advisory services, and other permitted non-audit services to be rendered during the fiscal year ending 31st December 2020, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to ARS 97,417,955, BRL 502,973, EUR 1,504,416, MXN 4,119,270, and US$ 529,091, and (iii) authorize the Audit Committee to approve any increase or reallocation of the external auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

10.	Authorization to the Company, or any subsidiary, to from time to time purchase, acquire or receive securities of the Company, in accordance with Article 49-2 of the Luxembourg law of 10 August 1915 and with applicable laws and regulations.

The Meeting resolved to (i) renew the authorization to the Company and to the Company’s subsidiaries to purchase, acquire or receive, from time to time, shares, including shares represented by ADRs (“Securities”), on the terms and conditions set forth in the minutes of this Meeting; (ii) grant all powers to the Board of Directors and to the board of directors or other governing bodies of the Company’s subsidiaries, in each case with powers to delegate in accordance with applicable laws, the Company’s articles of association or the articles of association of other applicable organizational documents of the relevant Company’s subsidiary, to decide on and implement this authorization, to define, if necessary, the terms and procedures for carrying out any purchase, acquisition or reception of Securities, and, in particular, to place any stock exchange orders, conclude any agreements, including for keeping registers of purchases and sales of Securities, make any declarations to the applicable regulatory authorities, carry out all formalities and, generally, do all such other acts and things as may be necessary, appropriate or desirable for the purposes aforesaid; and (iii) authorize the Board of Directors to delegate to its chairman, with the latter having the option to sub-delegate to any other person(s), the performance of the actions entrusted to the Board of Directors, pursuant to, or in connection with, this authorization.”

11.	Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

The Meeting resolved to authorize the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.